UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER
03211P103

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AmpliPhi Biosciences Corporation

Full Name of Registrant

Former Name if Applicable

4870 Sadler Road, Suite 300

Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmpliPhi Biosciences Corporation (the “Registrant”) has been unable to complete the audit of its financial statements for the year ended December 31, 2013 to enable timely filing of the Registrant’s Annual Report on Form 10-K owing to complexities regarding the accounting treatment of the Registrant’s Series B Preferred Stock, certain promissory notes, and certain warrants issued in June, July and December 2013, which are classified as derivative instruments, as well as additional analysis required regarding tax provisions in the Registrant’s financial statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kelley A. Wendt	(804)	205-5069
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that the classification of the Registrant’s Series B Preferred Stock, promissory notes and warrants as derivative instruments, which will be recorded as liabilities in the Registrant’s financial statements and recorded at fair market value as of December 31, 2013, will cause a materially greater net loss than the prior fiscal year.  Although the Registrant has not completed its analysis of the impact of the treatment of these securities as derivative instruments, the Registrant currently estimates that the Registrant’s financial statements for the year ended December 31, 2013 will include a net loss of approximately $58.4 million of which approximately $40.5 is resulting from adjusting the liability for such derivatives to fair market value as of December 31, 2013.

AmpliPhi Biosciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2014	By	/s/ Kelley A. Wendt
Kelley A. Wendt
Chief Financial Officer